SECUR 08028330 1ISSION

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A 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

SEC FILE NUMBER 8- 51784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Planning Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 N. Andrews Avenue, Suite ~~404~~ 605
(No. and Street)

Ft. Lauderdale, (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Aberle, II, Director of Operations/FINOP 954-267-8602
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

PROCESSED

MAR 07 2008

THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/6/08

OATH OR AFFIRMATION

I, Michael P. Aberle, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Planning Group, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Valerie A. Schnell
Commission # DD348983
Expires: OCT. 24, 2008
WWW.AARONNOTARY.com

Valerie A Schnell
Notary Public

Michael P. Aberle II
Signature

Director of Operations/FINOP
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Capital Planning Group, LLC

December 31, 2007

CRI
CARR
RIGGS &
INGRAM

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

Independent Auditor's Report

Members
Capital Planning Group, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of Capital Planning Group, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Planning Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 25, 2008

CAPITAL PLANNING GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets:	
Cash and cash equivalents	$ 449,760
Commissions and accounts receivable	411,864
Prepaid expenses	65,480
Other assets	18,562
	945,666
Property and equipment:	
Furniture and fixtures	91,493
Equipment	64,883
Leasehold improvements	11,100
	167,476
Less accumulated depreciation	(70,121)
	97,355
	$ 1,043,021

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Bonuses and commissions payable, net	$ 146,299
Distributions payable	204,736
Accrued liabilities	66,395
Current portion of capital lease obligations	11,874
Due to affiliate	45,385
	474,689
Capital lease obligations, net of current portion	43,458
Members' equity	524,874
	$ 1,043,021

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Group life commissions	$ 1,134,169
Advisory and planning fees	1,679,447
Interest income	9,929
	2,823,545
Expenses:	
Compensation	1,768,567
Selling costs	158,048
General and administrative	322,003
	2,248,618
Net income	$ 574,927

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 670,628
Member distributions	(720,681)
Net income	574,927
Balance, December 31, 2007	$ 524,874

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 574,927
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,869
Loss on disposal of equipment	655
Changes in operating assets and liabilities:	
Increase in commissions and accounts receivable	(200,299)
Increase in prepaid expenses	(36,023)
Decrease in due from affiliate	27,322
Increase in other assets	(18,562)
Decrease in bonuses and commissions payable, net	(43,276)
Increase in accrued liabilities	5,089
Increase in due to affiliate	45,385
Total adjustments	(209,840)
Net cash provided by operating activities	365,087
Cash flows from investing activities:	
Purchase of property and equipment and net cash used by investing activities	(34,259)
Cash flows from financing activities:	
Principal payments on capital lease obligation	(7,851)
Member distributions	(515,945)
Net cash used by financing activities	(523,796)
Net increase in cash and cash equivalents	(192,968)
Cash and cash equivalents, January 1, 2007	642,728
Cash and cash equivalents, December 31, 2007	$ 449,760

See notes to financial statements.

CAPITAL PLANNING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Capital Planning Group, LLC (the "Company") was formed in Florida on January 22, 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA" formerly the NASD).

The Company clears its trades through a third-party reintroducing broker agreement with MML Investors Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Cash and cash equivalents:

Cash and cash equivalents generally include cash in banks and money market funds. At times during the year, cash exceeded federally insured credit limits.

Property and equipment:

Property and equipment is stated at cost. The service lives have been estimated at three to five years for equipment and computers and seven years for furniture and fixtures. The straight-line method is used for financial reporting purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Revenue and expense recognition:

The revenue of the Company is derived primarily from sales of life insurance and providing financial and investment services to customers primarily in Florida. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the financial statements. The net revenues and expenses of the Company pass through to the individual members.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

1. Nature of operations and summary of significant accounting policies - continued:

Advertising costs:
Advertising costs are expensed as incurred.

Bonuses and commissions payable, net:
Bonuses and commissions payable consists of amounts owed to employees for commissions and bonuses and amounts owed from employees for advances on commissions. At December 31, 2007, bonuses and commissions consists of:

Commissions owed and bonuses payable	$ 172,352
Advances on commissions	(26,053)
	$ 146,299

2. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2007.

3. Capital lease obligations:

The Company has entered into two non-cancelable capital lease obligations for the purchase of equipment and furniture. Required monthly payments on the leases totaled $1,704.

Gross amounts of equipment and furniture and related accumulated depreciation recorded under these capital leases as of December 31, 2007 are $72,919 and $10,509, respectively.

The following is a schedule of future minimum lease payments under the capital lease obligation, together with the present value of the net minimum lease payments as of December 31:

2008	$ 16,620
2009	13,932
2010	13,932
2011	13,932
2012	11,610
Total minimum lease payments	70,026
Less: amount representing interest	(14,694)
Present value of net minimum lease payments	55,332
Less: current maturities	(11,874)
	$ 43,458

4. Lease commitments:

The Company leases its office space from an affiliate, under a month-to-month operating lease, with a monthly payment of $5,352.

5. Defined contribution plan:

The Company has a defined contribution 401(k) plan (the "Plan") that covers substantially all employees. Employees are eligible to participate after one year of service and after attaining 21 years of age. Participants may elect to contribute up to 15% of their annual earned compensation to the Plan. Participants are fully vested after six years of service. All Company contributions to the Plan are made at its discretion. Contributions to the Plan were approximately $31,951 for the year ended December 31, 2007.

6. Related party transactions:

The Company receives accounting, computer, and human resources support from an affiliate company. The amount paid for these services was $260,058 for the year ended December 31, 2007. As mentioned in Note 4, the Company also rents office space from this affiliate. Total rent expense paid to the affiliate for the year ended December 31, 2007 was $66,111.

The Company also receives tax preparation and consulting services from another affiliate. Fees paid for these services totaled $11,450 for the year ended December 31, 2007.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2007, the Company had excess net capital of $185,803 and a net capital ratio of 2.24 to 1

8. Line of credit:

Capital Planning Group, LLC has a $150,000 line of credit, secured by all assets of the Company. Interest accrues at a variable rate of LIBOR plus 2.50% per annum. The line is payable along with any accrued interest at May 31, 2008.

At December 31, 2007, there was no outstanding balance on the line of credit.

CAPITAL PLANNING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2007

9. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 1,724
Income taxes	$ -

10. Subsequent event:

Subsequent to December 31, 2007, there are member distributions anticipated of $565,278.

CAPITAL PLANNING GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net capital		
Total members' equity	$	524,874
Deductions:		
Non-allowable assets:		
Receivables from non-customers		(45,530)
Receivables over thirty days old		(153,445)
Property and equipment, net		(97,355)
Less: excludable debt related to property and equipment		55,332
Prepaid expenses		(65,480)
Net capital	$	218,396
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II FOCUS report	$	218,398
Rounding		(2)
	$	218,396

See auditor's report.

CAPITAL PLANNING GROUP, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Bonuses and commissions payable	$ 172,352
Distributions payable	204,736
Accrued liabilities	66,428
Due to affiliate	45,385
Aggregate indebtedness	$ 488,901
Ratio of aggregate indebtedness to net capital	2.24 to 1

See auditor's report.

CARR, RIGGS & INGRAM, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Members
Capital Planning Group, LLC
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital Planning Group, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 25, 2008

END